Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and interest income

Note 6:	Inventories

Note 7:	Long-term debt and finance costs

Note 8:	Capital stock and share-based compensation

Note 9:	Revenue

Note 10:	Retirement benefit plans

Note 11:	Depreciation and amortization expense

Note 12:	Assets classified as held for sale

Note 13:	Financial instruments

Note 14:	Contingent liabilities

Note 15:	Net loss per share

Note 16:	Income taxes

Note 17:	Changes in non-cash working capital balances

Note 18:	Changes in non-cash long-term assets and liabilities

Note 19:	Gain on sale and leaseback transactions

Note 20:	Events after the reporting period

Note 21:	Approval of the unaudited condensed consolidated financial statements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
ASSETS
Current assets
Cash	5	$164.4	$235.8	$349.8
Accounts receivable, net	13	61.5	67.1	55.7
Income taxes recoverable	16	12.8	12.3	10.6
Inventories	6	658.3	598.5	695.8
Prepaid expenses		38.8	34.5	38.0
Derivative financial assets	13	1.4	0.1	0.2
Assets classified as held for sale	12	5.2	57.0	21.1
Total current assets		942.4	1,005.3	1,171.2

Non-current assets
Property, plant and equipment	19	233.2	227.1	332.2
Investment properties		2.0	2.0	4.1
Intangible assets		2.5	2.0	22.8
Deferred tax assets	16	0.6	0.7	0.6
Other long-term assets	7, 13, 16	6.7	7.3	14.1
Total assets		$1,187.4	$1,244.4	$1,545.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13, 19	$333.0	$319.8	$299.2
Deferred revenue		130.1	136.1	156.3
Provisions		55.9	61.6	78.8
Income taxes payable		0.6	0.6	0.1
Other taxes payable		4.2	22.3	18.7
Derivative financial liabilities	13	—	0.6	17.0
Current portion of long-term obligations	7, 13	4.0	3.7	3.9
Total current liabilities		527.8	544.7	574.0

Non-current liabilities
Long-term debt	7, 13	120.4	—	—
Long-term obligations	7, 13	17.2	16.6	19.3
Deferred revenue		68.1	69.4	72.3
Retirement benefit liability	10, 13	294.9	308.6	320.6
Other long-term liabilities	13, 19	79.4	82.9	91.4
Total liabilities		1,107.8	1,022.2	1,077.6

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	14.9	14.9
Share-based compensation reserve	8	3.4	3.1	1.7
Retained earnings		273.6	418.0	675.4
Accumulated other comprehensive loss		(212.3)	(213.8)	(224.6)
Total shareholders’ equity		79.6	222.2	467.4
Total liabilities and shareholders’ equity		$1,187.4	$1,244.4	$1,545.0
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended April 29, 2017 and April 30, 2016
Unaudited

(in CAD millions, except per share amounts)	Notes	2017	2016

Revenue	9	$505.5	$595.9
Cost of goods and services sold	6, 13	391.3	427.9
Selling, administrative and other expenses	8, 10, 11, 12, 13	255.5	271.9
Operating loss		(141.3)	(103.9)

(Loss) gain on sale and leaseback transactions	19	(0.4)	40.6
Finance costs	7	3.6	1.6
Interest income	5	0.1	3.6
Loss before income taxes		(145.2)	(61.3)

Income tax recovery (expense)
Current		0.8	0.4
Deferred		—	(2.7)
		0.8	(2.3)
Net loss		$(144.4)	$(63.6)

Basic and diluted net loss per share	15	$(1.42)	$(0.62)

Net loss		$(144.4)	$(63.6)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net loss:
Gain (loss) on foreign exchange derivatives	13	1.9	(22.9)
Reclassification to net loss of gain on foreign exchange derivatives	13	(0.4)	(2.0)

Total other comprehensive income (loss), net of taxes		1.5	(24.9)
Total comprehensive loss		$(142.9)	$(88.5)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13-week periods ended April 29, 2017 and April 30, 2016
Unaudited

					Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Share-based compensation reserve	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at January 28, 2017		$14.9	$3.1	$418.0	$(0.4)	$(213.4)	$(213.8)	$222.2
Net loss				(144.4)	—	—	—	(144.4)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.4	13				1.9	—	1.9	1.9
Reclassification of gain on foreign exchange derivatives, net of income tax expense of nil	13				(0.4)	—	(0.4)	(0.4)
Total other comprehensive income		—	—	—	1.5	—	1.5	1.5
Total comprehensive loss (income)		—	—	(144.4)	1.5	—	1.5	(142.9)
Share-based compensation	8	—	0.3	—	—	—	—	0.3
Balance as at April 29, 2017		$14.9	$3.4	$273.6	$1.1	$(213.4)	$(212.3)	$79.6

Balance as at January 30, 2016		$14.9	$—	$739.0	$7.2	$(206.9)	$(199.7)	$554.2
Net loss				(63.6)	—	—	—	(63.6)
Other comprehensive loss
Loss on foreign exchange derivatives, net of income tax recovery of $1.9	13				(22.9)	—	(22.9)	(22.9)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.7	13				(2.0)	—	(2.0)	(2.0)
Total other comprehensive loss		—	—	—	(24.9)	—	(24.9)	(24.9)
Total comprehensive loss		—	—	(63.6)	(24.9)	—	(24.9)	(88.5)
Share-based compensation	8	—	1.7	—	—	—	—	1.7
Balance as at April 30, 2016		$14.9	$1.7	$675.4	$(17.7)	$(206.9)	$(224.6)	$467.4
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended April 29, 2017 and April 30, 2016
Unaudited

(in CAD millions)	Notes	2017	2016
Cash flow used for operating activities
Net loss		$(144.4)	$(63.6)
Adjustments for:
Depreciation and amortization expense	11	3.5	9.8
Share-based compensation	8	0.3	1.7
Gain on disposal of property, plant and equipment		(0.3)	(0.4)
Impairment losses	12	—	1.0
Loss (gain) on sale and leaseback transactions	19	0.4	(40.6)
Finance costs	7, 16	3.6	1.6
Interest income	5	(0.1)	(3.6)
Retirement benefit plans expense	10	3.4	3.7
Short-term disability expense	10	1.1	1.4
Income tax (recovery) expense	16	(0.8)	2.3
Interest received	5	0.1	3.6
Interest paid	7	(1.2)	(0.6)
Retirement benefit plans contributions	10	(18.4)	(11.5)
Income tax refunds, net	16	—	23.1
Changes in non-cash working capital balances	17	(82.4)	(65.5)
Changes in non-cash long-term assets and liabilities	18	(0.3)	(1.5)
		(235.5)	(139.1)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets		(11.7)	(6.2)
Proceeds from sale of property, plant and equipment		0.4	0.5
Net proceeds from sale and leaseback transactions	19	57.0	183.9
		45.7	178.2
Cash flow generated from (used for) financing activities
Interest paid on long-term obligations	7	(0.4)	(0.4)
Interest paid on long-term debt	7	(0.5)	—
Payment of long-term obligations	7	(0.9)	(1.0)
Proceeds from long-term debt, net of transaction fees	7	117.2	—
		115.4	(1.4)
Effect of exchange rate on cash at end of period		3.0	(1.8)
(Decrease) increase in cash		(71.4)	35.9
Cash at beginning of period		$235.8	$313.9
Cash at end of period	5	$164.4	$349.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line department, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. stores, and its Direct (catalogue/internet) channel.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements and accompanying notes of the Company for the 13-week period ended April 29, 2017 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended January 28, 2017 (the “2016 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2016 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2016 Annual Consolidated Financial Statements.
The Company adopted the following amendments which became effective “in” or “for” the 13-week period ended April 29, 2017:

•	IAS 7, Statement of Cash Flows (“IAS 7”)
The IASB has issued Disclosure Initiative Amendments to IAS 7, which require entities to provide additional disclosures that will enable financial statement users to evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes. These amendments are effective for annual periods beginning on or after January 1, 2017. Based on the Company’s assessment of these amendments, there is no impact on its Financial Statements and annual consolidated financial statements; and

•	IAS 12, Income Taxes (“IAS 12”)
The IASB has amended IAS 12 by issuing Recognition of Deferred Tax Assets for Unrealized Losses. These amendments address the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value and are effective for annual periods beginning on or after January 1, 2017. Based on the Company’s assessment of these amendments, there is no impact on its Financial Statements and annual consolidated financial statements.
2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13-week periods presented in these Financial Statements are for the periods ended April 29, 2017 and April 30, 2016.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. For the 52-week period ended January 28, 2017 (“Fiscal 2016”), the Company was comprised of one reportable segment, Merchandising.
2.3 Going concern
The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments by the Company in the normal course of business. The Company continues to face a very challenging environment, with recurring operating losses and negative cash flows from operating activities. As reflected in the Financial Statements, during 13-week period ended April 29, 2017, the Company incurred a net loss of $144.4 million, used cash in operations of $235.5 million and had shareholders’ equity of $79.6 million as of April 29, 2017.

The ability of the Company to continue as a going concern is dependent on the Company’s ability to obtain additional sources of liquidity in order to implement its business plan. Based on management’s current assessment, cash and forecasted cash flows from operations are not expected to be sufficient to meet obligations coming due over the next twelve months from the issuance of these Financial Statements.
There are material uncertainties as to the Company’s ability to continue to satisfy its obligations and implement its business plan in the ordinary course. The following conditions raise significant doubt as to the Company’s ability to continue as a going concern:

•
In order to address the need for additional liquidity, the Company had expected to be able to borrow up to an additional $175.0 million (secured against its owned and leased real estate) as part of the second tranche of the Term Credit Agreement (see Note 7.1). Based on the status of negotiations with the lenders as of the date of the approval of these Financial Statements, the amount that the Company expects to borrow under the second tranche has been reduced to an amount up to $109.1 million (before transaction fees).

•	Alternative sources of liquidity (through real estate monetizations, asset sales or otherwise) may not be available in a timely manner.
As a result of the Company’s financial position and related significant doubt about the Company’s ability to continue to operate on a going concern basis, the Board of Directors of the Company is considering various strategic alternatives, including a financial restructuring or sale, and has established a special committee of the Board, comprised of independent directors, to assist the Board in doing so.
The Financial Statements do not include any adjustments that might result from the outcome of this going concern uncertainty.
2.4 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases (“IAS 17”). This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.

In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Notes 2 and 4 of the 2016 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and interest income
Cash
The components of cash were as follows:

(in CAD millions)	As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
Cash	$134.4	$134.7	$333.9
Restricted cash	30.0	101.1	15.9
Total cash	$164.4	$235.8	$349.8
As at April 29, 2017, restricted cash of $30.0 million was pledged voluntarily as collateral under the senior secured revolving credit facility to provide additional security to lenders (January 28, 2017: $100.0 million, April 30, 2016: nil). The other components of restricted cash are further discussed in Note 14.
Interest income
Interest income for the 13-week period ended April 29, 2017 totaled $0.1 million (2016: $3.6 million), including nil (2016: $3.1 million) related to refund interest on net cash income tax receipts (see Note 16 for additional information). For the same 13-week period, the Company received $0.1 million (2016: $3.6 million) in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13-week period ended April 29, 2017 was $341.4 million (2016: $381.3 million) which included $13.5 million (2016: $18.7 million) of inventory write-downs to reduce the carrying amount of inventory to net realizable value. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Inventory write-downs included reversals of prior period inventory write-downs for the 13-week period ended April 29, 2017 of $1.4 million (2016: 1.1 million), due to an increase in net realizable value.

7. Long-term debt and finance costs
7.1 Long-term debt
On March 20, 2017, the Company entered into a Credit Agreement (the “Term Credit Agreement”) with a syndicate of lenders for a secured term loan of up to $300.0 million (the “Term Loan”). The Term Loan has a term ending on the earlier of March 20, 2022 or the termination date of the Amended Credit Facility (described further in Note 7.2), should the Amended Credit Facility not be refinanced on similar terms to its current state, beyond its May 28, 2019 maturity. The Term Loan is available in two tranches: a first tranche of U.S. $93.9 million which was equal to $125.0 million (before transaction fees) and was drawn in full on March 20, 2017, and a second tranche of up to a further U.S. amount equal to $175.0 million (before transaction fees), which is available to be drawn at the Company’s option, subject to the satisfaction of various conditions, including receipt by the lenders of satisfactory appraisals and environmental reports. The first tranche of the Term Loan is secured on a subordinated basis behind the Amended Credit Facility on the Company’s inventory, credit card receivables and other assets securing that facility, and the second tranche will be secured by a first charge on a selection of the Company’s owned and leased real estate that is to be mutually agreed and which satisfies eligibility criteria. The Term Loan is also secured by a further lien on the Company’s furniture, fixtures and equipment. The respective rights of the lenders under the Term Credit Agreement and the lenders under the Amended Credit Facility as to the security and the priority of their security are governed by an intercreditor agreement between each group of lenders.
As at April 29, 2017, the carrying amount of the Term Loan was $128.2 million (January 28, 2017: nil, April 30, 2016: nil), which was equal to U.S. $93.9 million (January 28, 2017: nil, April 30, 2016: nil). The Company had unamortized transaction costs associated with the Term Loan of $7.8 million (January 28, 2017: nil, April 30, 2016: nil) which has been netted against the carrying amount of the Term Loan in the unaudited Condensed Consolidated Statements of Financial Position. The Term Credit Agreement contains covenants which are customary for a loan of this nature and the Company was in compliance with all covenants as at April 29, 2017. Interest on drawings under the Term Loan is determined based on LIBOR rates for one to three month terms or the prime rate, plus a spread. During the 13-week period ended April 29, 2017, interest was determined by the Company and was based on the three-month LIBOR rate plus a spread of 9.5% and is due monthly.
7.2 Amended Credit Facility
In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $166.2 million as at April 29, 2017 (January 28, 2017: $192.3 million, April 30, 2016: $222.9 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at April 29, 2017, four properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at April 29, 2017.
As at April 29, 2017, the Company had no funded borrowings on the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $2.0 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2017: no funded borrowings and unamortized transaction costs of $2.4 million included in “Other long-term assets”, April 30, 2016: no funded borrowings and unamortized transaction costs of $3.0 million included in “Other long-term assets”). In addition, the Company had $133.8 million (January 28, 2017: $107.7 million, April 30, 2016: $77.1 million) of letters of credit outstanding under the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate, plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at April 29, 2017, the Company had no outstanding merchandise letters of credit (January 28, 2017: nil, April 30, 2016: U.S. $0.3 million) used to support the Company’s offshore merchandise purchasing program as they were transferred under the Amended Credit Facility during Fiscal 2016.

7.3 Finance costs
Interest expense on long-term debt and long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs, accretion on the long-term portion of provisions and commitment fees on the unused portion of the Amended Credit Facility for the 13-week period ended April 29, 2017 totaled $3.6 million (2016: $1.6 million). Interest expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
The Company’s cash payments for interest on long-term debt and long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Amended Credit Facility for the 13-week period ended April 29, 2017 totaled $2.1 million (2016: $1.0 million).

8. Capital stock and share-based compensation
Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings Corporation (“Sears Holdings”).
As at April 29, 2017, ESL was the beneficial holder of 46,162,515 or 45.3%, of the common shares of the Company (unchanged from January 28, 2017 and April 30, 2016). Sears Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at April 29, 2017 (unchanged from January 28, 2017 and April 30, 2016). The issued and outstanding shares are fully paid and have no par value.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at April 29, 2017, the only shares outstanding were common shares of the Company.
Share-based compensation
Restricted Share Units (“RSUs”)
In September 2015, the Board of Directors granted 500,000 RSUs to an executive under an equity-based compensation plan. These RSUs had a grant-date fair value of $4.2 million. The fair value of the grant was determined based on the Company’s share price at the date of grant. Compensation expense related to RSUs included in “Selling, administrative and other expenses” for the 13-week period ended April 29, 2017 was $0.3 million (2016: $1.7 million). In consideration of the executive’s agreement to cancel all 500,000 of the issued RSUs, on April 25, 2017, the Board of Directors approved the new grant of stock options to purchase 500,000 common shares. No adjustment to the compensation expense related to the cancellation of the RSUs was included in “Selling, administrative and other expenses” during the 13-week period ended April 29, 2017.
Long-term Incentive Plan (“LTIP”)
On April 25, 2017, the Board of Directors approved (i) the grant of stock options to purchase 1,735,000 common shares, and (ii) the grant of 758,170 Performance Share Units, to be settled in cash subject to the satisfaction of certain conditions, to eligible participants as part of the 2017 to 2019 LTIP. No compensation expense related to the LTIP was included in “Selling, administrative and other expenses” during the 13-week period ended April 29, 2017.

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended April 29, 2017	13-Week Period Ended April 30, 2016
Apparel & Accessories	$182.0	$203.8
Home & Hardlines	212.3	279.5
Other merchandise revenue	48.3	47.1
Services and other	56.3	56.7
Commission and licensee revenue	6.6	8.8
	$505.5	$595.9

10. Retirement benefit plans
The Company’s pension plan includes both defined benefit and defined contribution components. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned, and no contributions are made by employees. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2015, and was completed on September 27, 2016.
The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). The Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008. An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014. The Company is in the process of obtaining the valuation completed as of January 31, 2017.
The expense for the defined benefit, defined contribution and Other Benefits plans for the 13-week period ended April 29, 2017 was $0.9 million (2016: $0.9 million), $1.2 million (2016: $1.3 million) and $1.3 million (2016: $1.5 million), respectively. These expenses were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
Total cash contributions by the Company to its defined benefit, defined contribution and Other Benefits plans for the 13-week period ended April 29, 2017 were $18.4 million (2016: $11.5 million), which included $1.1 million (2016: $1.4 million) related to short-term disability payments.

11. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, were as follows:

(in CAD millions)	13-Week Period Ended April 29, 2017	13-Week Period Ended April 30, 2016
Depreciation of property, plant and equipment	$3.5	$8.8
Amortization of intangible assets	—	1.0
Total depreciation and amortization expense	$3.5	$9.8

12. Assets classified as held for sale
Land and buildings are transferred to assets classified as held for sale, from property, plant and equipment and investment property, when they meet the criteria to be assets classified as held for sale in accordance to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). The proposed sale transactions have been approved by senior management of the Company and are expected to close within the next 12 months.
As at April 29, 2017, the assets of one retail store were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major class of assets classified as held for sale was as follows:

(in CAD millions)	Retail Store
Property, plant and equipment	$5.2
As at January 28, 2017, the assets of one retail store and one logistics centre were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major class of assets classified as held for sale was as follows:

(in CAD millions)	Retail Store	Logistics Centre	Total
Property, plant and equipment	$7.0	$50.0	$57.0
As at April 30, 2016, the assets of certain logistics centres were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Logistics Centre
Property, plant and equipment	$16.4
Investment property	4.7
Assets classified as held for sale	$21.1
Impairment Loss
As at April 30, 2016, the carrying value of the property, plant and equipment and investment property of one logistics centre was higher than the estimated fair value less costs to sell and, as a result the Company recognized an impairment loss of $1.0 million in the 13-week period ended April 30, 2016. The impairment loss was included in the ‘‘Selling, administrative and other expenses’’ in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
The Company will assess the fair value less costs to sell of the assets classified as held for sale at the end of each reporting period and adjust the carrying amounts accordingly. To determine the fair value less costs to sell of the assets classified as held for sale, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value. The carrying amounts of the assets classified as held for sale are not necessarily indicative of their fair values, as they have been recorded at the lower of their carrying amounts and fair values less costs to sell in accordance with IFRS 5.
The operations of the retail stores and logistics centres classified as held for sale, were not presented as discontinued operations in the Consolidated Statements of Net Loss and Comprehensive Loss, as they did not represent a separate geographical area of operations or a separate major line of business.

13. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
13.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.
Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $227.3 million as at April 29, 2017 (January 28, 2017: $303.0 million, April 30, 2016: $407.0 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $6.5 million as at April 29, 2017 (January 28, 2017: $6.1 million, April 30, 2016: $5.9 million). As at April 29, 2017, no individual party represented 10% or more of the Company’s net accounts receivable (January 28, 2017: no individual party represented 10% or more of the Company’s net accounts receivable, April 30, 2016: no individual party represented 10% or more of the Company’s net accounts receivable).
13.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. Refer to Note 2.3 “Going concern”.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at April 29, 2017:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$333.0	$333.0	$333.0	$—	$—	$—
Finance lease obligations including payments due within one year [1]	21.2	25.2	5.2	10.1	6.8	3.1
Operating lease obligations [2]	n/a	387.2	83.2	135.7	81.6	86.7
Royalties [2]	n/a	11.0	2.3	6.0	2.7	—
Purchase agreements [2,3]	n/a	19.8	13.5	6.0	0.3	—
Retirement benefit plans obligations [4]	294.9	192.6	44.2	88.4	60.0	—
Long-term debt [5]	120.4	156.5	13.6	142.9	—	—
	$769.5	$1,125.3	$495.0	$389.1	$151.4	$89.8

1	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 12.5%.
2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

4
Payments are based on a funding valuation as at December 31, 2015 which was completed on September 27, 2016. Any obligation beyond 2021 would be based on a funding valuation to be completed as at December 31, 2018 or earlier at the Company’s discretion.

5
Included in long-term debt are the principal and the interest amounts based on the stated interest rate under the Term Credit Agreement. The effective interest rate (based on the stated interest rate under the Term Credit Agreement and the amortization of debt issue costs) was 14.0% as at April 29, 2017.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
13.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at April 29, 2017, there were forward contracts outstanding with a notional value of U.S. $32.0 million (January 28, 2017: U.S. $82.0 million, April 30, 2016: U.S. $160.5 million) and a fair value of $1.4 million included in “Derivative financial assets” (January 28, 2017:$0.6 million included in “Derivative financial liabilities”, April 30, 2016: $17.0 million included in “Derivative financial liabilities”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at April 29, 2017, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During the 13-week period ended April 29, 2017, the Company recorded a loss of $1.9 million (2016: gain of $1.5 million) in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash, accounts payable and long-term debt.
The period end exchange rate was 0.7320 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $5.5 million for U.S. dollar denominated balances included in cash, accounts payable and long-term debt.
13.4 Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility and Term Credit Agreement, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at April 29, 2017 was a net asset of $36.2 million (January 28, 2017: net asset of $235.8 million, April 30, 2016: net asset of $351.1 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.1 million for net assets subject to interest rate risk as at April 29, 2017.
13.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy	As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
Fair value through profit or loss
U.S. $ derivative contracts	Derivative financial assets (liabilities)	Level 2	$1.4	$(0.6)	$(17.0)
Fuel and natural gas derivative contracts	Derivative financial assets	Level 2	—	0.1	0.2
Long-term investments	Other long-term assets	Level 3	—	—	1.3
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are primarily short-term in nature.

14. Contingent liabilities
14.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
14.2 Commitments and guarantees
Commitments
As at April 29, 2017, cash that was restricted included cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of nil (January 28, 2017: nil, April 30, 2016: $0.4 million, which was equal to U.S. $0.4 million), and cash pledged as collateral with a counterparty related to outstanding derivative contracts of nil (January 28, 2017: $1.1 million, which was equal to U.S. $0.8 million, April 30, 2016: $15.5 million, which was equal to U.S. $12.3 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 13.2 “Liquidity risk”.

Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $11.0 million as at April 29, 2017 (January 28, 2017: $11.6 million, April 30, 2016: $14.7 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

15. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	13-Week Period Ended April 29, 2017	13-Week Period Ended April 30, 2016
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662
“Net loss” as disclosed in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For the 13-week period ended April 29, 2017, there were no outstanding dilutive instruments (2016: no outstanding dilutive instruments).

16. Income taxes
The Company’s total net cash payments of income taxes for the 13-week period ended April 29, 2017 was nil (2016: net refund of $23.1 million primarily relating to settlement for fiscal years 2005 to 2008).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Income taxes recoverable” in the unaudited Condensed Consolidated Statements of Financial Position as at April 29, 2017, were receivables of $3.5 million (January 28, 2017: $3.5 million, April 30, 2016: $3.8 million previously included in “Other long-term assets”) related to payments made by the Company for prior period disputed tax assessments.
The Company assesses the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjusts the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has determined that it was not appropriate to recognize all of its deferred tax assets as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. As of April 29, 2017, the Company has not recognized the benefit of approximately $677.4 million of loss carry forwards on its Financial Statements (which expire in the taxation years from 2035 to 2038) and approximately $4.9 million in Ontario minimum tax, which could be used to reduce taxes payable in future periods. The aggregate amount of net deductible temporary differences and loss carry forwards as at April 29, 2017, was approximately $1,225.2 million, and the tax benefit associated with these items was approximately $329.6 million using the statutory tax rate of 26.9%, which together with the Ontario minimum tax recoverable of approximately $4.9 million amounted to a total tax benefit of $334.5 million.

17. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended April 29, 2017	13-Week Period Ended April 30, 2016
Accounts receivable, net	$5.6	$3.7
Inventories	(59.8)	(31.0)
Prepaid expenses	(4.3)	(7.0)
Derivative financial assets and liabilities	—	(4.1)
Accounts payable and accrued liabilities	10.0	(31.3)
Deferred revenue	(6.0)	(2.0)
Provisions	(7.1)	3.0
Income and other taxes payable and recoverable	(17.8)	1.4
Effect of foreign exchange rates	(3.0)	1.8
Cash used for non-cash working capital balances	$(82.4)	$(65.5)

18. Changes in non-cash long-term assets and liabilities
Cash used for non-cash long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended April 29, 2017	13-Week Period Ended April 30, 2016
Other long-term assets	$0.2	$1.0
Other long-term liabilities	(0.2)	(2.3)
Other	(0.3)	(0.2)
Cash used for non-cash long-term assets and liabilities	$(0.3)	$(1.5)

19. Gain on sale and leaseback transactions
During the 13-week period ended April 29, 2017, the Company completed the sale and leaseback of its logistics centre located in Ville St. Laurent, Quebec, for net proceeds of $50.0 million. The total loss on the sale and leaseback transaction was $0.4 million which was recognized in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
During the 13-week period ended April 29, 2017, the Company completed the sale and leaseback of its retail store located in Regina, Saskatchewan, for net proceeds of $7.0 million. The total loss on the sale and leaseback transaction was less than $0.1 million which was recognized in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
During the 13-week period ended April 30, 2016, the Company completed the sale and leaseback of its logistics centre located in Calgary, Alberta, for net proceeds of $83.9 million. The total gain on the sale and leaseback transaction was $40.1 million, $15.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $24.9 million of the gain was deferred and is being amortized over the term of the lease as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. In determining the appropriate amount of gain to defer in accordance with IAS 17, the Company conducted an appraisal of the property to determine its fair value, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair value of the property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.
During the 13-week period ended April 30, 2016, the Company completed the sale and leaseback of its logistics centre located in Vaughan, Ontario, for net proceeds of $100.0 million. The total gain on the sale and leaseback transaction was $25.4 million which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.

20. Events after the reporting period
Subsequent to the 13-week period ended April 29, 2017, the Company provided notice that its outsourcing agreement for logistics services at the Company's warehouse in Calgary, Alberta, will terminate as of August 18, 2017.
On June 5, 2017, the Company drew $33.0 million under the Amended Credit Facility, which was effectively the maximum amount available to be drawn on that date.

21. Approval of the unaudited condensed consolidated financial statements
The Financial Statements were approved by the Board of Directors and authorized for issue on June 12, 2017.